UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the year ended December 31, 2013; or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to __________.

Commission File Number:  0-19797

___________________________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHOLE FOODS MARKET, INC.
550 Bowie Street
Austin, Texas 78703

___________________________________________________________

Whole Foods Market Growing Your Future 401(k) Plan
Form 11-K

2

Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee
Whole Foods Market Growing Your Future 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Padgett, Stratemann & Co., LLP
San Antonio, Texas
June 18, 2014

Whole Foods Market Growing Your Future 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and December 31, 2012

	December 31, 2013	December 31, 2012
Assets
Investments – at fair value	$692,296,086	$524,527,242
Receivables:
Employer contributions	6,452,861	5,647,554
Notes receivable from participants	30,989,507	23,782,342
Other	56,864	14,595
Total receivables	37,499,232	29,444,491
Total assets	729,795,318	553,971,733

Liabilities
Benefit claims payable	—	113,011
Excess contributions payable	2,613	2,656
Expenses payable	—	17,164
Total liabilities	2,613	132,831

Net assets reflecting all investments at fair value	729,792,705	553,838,902
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(396,599)	(726,377)
Net assets available for benefits	$729,396,106	$553,112,525

The accompanying notes are an integral part of these financial statements.

Whole Foods Market Growing Your Future 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2013 and December 31, 2012

	2013	2012
Additions:
Contributions:
Participants	$83,948,493	$75,865,945
Employer	6,454,024	5,751,488
Rollovers	5,802,803	3,064,548
Total contributions	96,205,320	84,681,981
Investment income:
Net appreciation in fair value of investments	110,436,788	59,289,622
Dividends and interest	14,556,723	14,403,467
Total investment income	124,993,511	73,693,089
Total additions	221,198,831	158,375,070
Deductions:
Benefits paid to participants	41,855,936	32,186,661
Administrative expenses	3,059,314	2,549,074
Total deductions	44,915,250	34,735,735
Net increase	176,283,581	123,639,335

Net assets available for benefits at beginning of year	553,112,525	429,473,190
Net assets available for benefits at end of year	$729,396,106	$553,112,525

The accompanying notes are an integral part of these financial statements.

Whole Foods Market Growing Your Future 401(k) Plan
Notes to Financial Statements
December 31, 2013

(1) Description of Plan
The following description of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established January 1, 2002 by Whole Foods Market, Inc. (the “Company” or “Plan Sponsor”) for the benefit of certain employees who have completed one hour of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Each year participants may contribute up to 100% of pretax compensation, as defined in the Plan, up to the maximum allowed under the Internal Revenue Code (“IRC”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan will automatically enroll eligible employees, at 3.0% of annual compensation, who do not decline participation or enroll 180 days after becoming eligible. The Plan allows a Company matching contribution as determined by the Board of Directors. In 2013, the Company made a matching contribution commitment to each eligible participant equal to 16.0% of the first $1,000 of employee contributions, which was paid in 2014 and is recorded as a receivable at December 31, 2013. In 2012, the Company made a matching contribution commitment to each eligible participant equal to 15.2% of the first $1,000 of employee contributions, which was paid in 2013 and was recorded as a receivable at December 31, 2012. The Company’s matching contribution may be made in the form of the Company’s common stock or in cash. Contributions are subject to certain limitations.

The 2013 and 2012 matching contributions were made in cash and were invested according to the participants’ investment selections at the date of contribution.

Participant Accounts
Participants direct the investment of their contributions into various investment options offered by the Plan.

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be derived from the participant’s vested account.

Vesting
Participants are immediately vested in all contributions plus actual earnings thereon.

Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $500, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

Payment of Benefits
On termination of service, a participant or his or her beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Any balance under $1,000 is automatically paid out as soon as administratively possible. Hardship withdrawals are also available subject to certain limitations.

Forfeitures
Participant forfeitures may be used to reduce future employer contributions and pay the expenses of the Plan. At December 31, 2013 and 2012, unallocated forfeitures totaled $466,074 and $337,034, respectively. The 2013 employer contribution was reduced by $297,000 from nonvested accounts.

Expenses of the Plan
Plan fees and expenses, including fees and expenses connected with providing administrative services by external service providers, are paid from Plan assets.

(2) Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be recognized to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for disclosure of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statements of net assets available for benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits
Benefits are recorded when paid.

(3) Investments
The following table presents investments that represent 5% or more of the Plan’s net assets at the dates indicated:

Description of Investment	December 31, 2013	December 31, 2012
Whole Foods Market, Inc. common stock	$113,529,924	*
Vanguard Target Retirement 2045 Trust II	50,456,370	*
Vanguard Target Retirement 2050 Trust II	49,672,304	*
Vanguard Target Retirement 2040 Trust II	41,728,312	*
Vanguard Institutional Index Fund	39,399,585	$28,912,338
Vanguard Target Retirement 2030 Trust II	37,448,965	*
Whole Foods Market Stock Fund	*	90,252,919
Vanguard Target Return 2050 Fund	*	35,412,362
Vanguard Target Return 2045 Fund	*	35,149,327
Vanguard Target Return 2040 Fund	*	29,365,234
PIMCO Total Return Fund	*	28,053,137
* Did not meet the 5% criteria at the respective financial statement date

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in fair value as follows during the years indicated:

	2013	2012
Mutual funds	$76,675,115	$36,036,145
Collective trusts	9,968,497	—
Whole Foods Market stock fund	19,209,768	23,253,477
Whole Foods Market, Inc. common stock	4,583,408	—
	$110,436,788	$59,289,622

(4) Fair Value Measurements
The Company records its financial assets and liabilities at fair value in accordance with the framework for measuring fair value in generally accepted accounting principles. This framework establishes a fair value hierarchy that prioritizes the inputs used to measure fair value:

•	Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: Inputs that are generally unobservable. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques that are used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012:

•
Mutual Funds: Valued using the net asset value (“NAV”) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding. NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

•
Collective Trust Funds: Valued at the NAV of units of a bank collective trust fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust fund, the investment adviser reserves the right to temporarily delay withdrawal from the collective trust fund in order to ensure that securities liquidations will be carried out in an orderly business manner. The collective trust funds are classified within Level 2 of the valuation hierarchy.

•
Fidelity Managed Income Portfolio Fund: Consists primarily of fixed income investments wrapped with insurance contracts and is valued using NAV provided by the administrator of the fund. The fixed income investments are valued at their net asset value, and the fair value of the wrapped insurance contracts is determined using a discounted cash flow model, with inputs derived from observable market data. This fund is classified within Level 2 of the valuation hierarchy.

•
Fidelity BrokerageLink self-directed brokerage accounts: The underlying investments, which consist primarily of interest-bearing cash accounts and individual corporate common stocks, are valued at the closing price reported on the open market and are classified within Level 1 of the valuation hierarchy.

•	Whole Foods Market, Inc. Common Stock: Valued at the closing price reported in the active market on which the individual securities are traded and classified within Level 1 of the valuation hierarchy.

•
Whole Foods Market Stock Fund: A fund that pools participants’ money to buy shares of common stock of the Company, as well as a targeted amount of short-term liquid investments for daily trading. Participants’ ownership is measured in units of the fund instead of shares of stock. The Company’s common stock is valued at the quoted market price from a national securities exchange and the short-term liquid investments are valued at cost, which approximates fair value. The fund is classified within Level 2 of the valuation hierarchy.

The methods noted above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012.

December 31, 2013	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Mutual funds:
Large cap funds	$125,366,788	$—	$—	$125,366,788
Mid-cap funds	11,006,664	—	—	11,006,664
Small cap funds	32,521,755	—	—	32,521,755
International funds	30,585,655	—	—	30,585,655
Income funds	40,360,142	—	—	40,360,142
Money market fund	84,160	—	—	84,160
Other	1,932,754	—	—	1,932,754
Collective trusts:
Blended funds	—	304,153,767	—	304,153,767
Fidelity Managed Income Portfolio II Class 1 Fund	—	28,174,732	—	28,174,732
Fidelity BrokerageLink self-directed brokerage account	4,579,745	—	—	4,579,745
Whole Foods Market, Inc. common stock	113,529,924	—	—	113,529,924
	$359,967,587	$332,328,499	$—	$692,296,086

December 31, 2012	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Mutual funds:
Large cap funds	$90,072,254	$—	$—	$90,072,254
Mid-cap funds	7,073,890	—	—	7,073,890
Small cap funds	22,426,637	—	—	22,426,637
International funds	24,072,847	—	—	24,072,847
Blended funds	217,146,015	—	—	217,146,015
Income funds	40,808,090	—	—	40,808,090
Money market fund	415,819	—	—	415,819
Other	2,812,358	—	—	2,812,358
Fidelity Managed Income Portfolio II Class 1 Fund	—	26,784,093	—	26,784,093
Fidelity BrokerageLink self-directed brokerage account	2,662,320	—	—	2,662,320
Whole Foods Market stock fund	—	90,252,919	—	90,252,919
	$407,490,230	$117,037,012	$—	$524,527,242

(5) Guaranteed Investment Contract
The Plan has entered into a benefit-responsive investment contract with Fidelity Management Trust Company (“Fidelity”), the Fidelity Managed Income Portfolio Fund. Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. The Statements of Net Assets Available for Benefits present the related fund at fair value, with an additional line item showing an adjustment from fair value to contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields consist of the following for the years ended:

	December 31, 2013	December 31, 2012
Based on actual earnings	1.59%	1.73%
Based on interest rate credited to participants	1.14%	1.28%

(6) Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan and, therefore, these investments qualify as party-in-interest transactions. The Plan also invests in shares of common stock of Whole Foods Market, Inc., the Plan Sponsor.

(7) Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(8) Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated August 12, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe the Plan is designed, and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified and the related trust is tax-exempt.

With few exceptions, the Plan is no longer subject to United States federal income tax examinations by authorities for years before 2010.

(9) Risks and Uncertainties
The Plan invests in various investment securities. Investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(10) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of the dates indicated:

	December 31, 2013	December 31, 2012
Net assets available for benefits per the financial statements	$729,396,106	$553,112,525
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	396,599	726,377
Net assets available for benefits per Form 5500	$729,792,705	$553,838,902

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500 for the years ended:

	December 31, 2013	December 31, 2012
Net increase in net assets available for benefits per financial statements	$176,283,581	$123,639,335
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(726,377)	(614,349)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	396,599	726,377
Net income per Form 5500	$175,953,803	$123,751,363

Whole Foods Market Growing Your Future 401(k) Plan
Supplemental Schedule

Whole Foods Market Growing Your Future 401(k) Plan
EIN: 74-1989366

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Plan No.: 002
December 31, 2013

Identity of issuer, borrower, or similar party	Description of investment	Number of units	Current value
Whole Foods Market, Inc. common stock*	Common stock	1,963,149	$113,529,924
Vanguard Target Retirement 2045 Trust II	Collective trust	2,046,912	50,456,370
Vanguard Target Retirement 2050 Trust II	Collective trust	2,005,341	49,672,304
Vanguard Target Retirement 2040 Trust II	Collective trust	1,692,146	41,728,312
Vanguard Institutional Index Fund	Mutual fund	232,748	39,399,585
Vanguard Target Retirement 2030 Trust II	Collective trust	1,545,562	37,448,965
Vanguard Target Retirement 2035 Trust II	Collective trust	1,345,692	32,606,123
Fidelity Contrafund K*	Mutual fund	319,689	30,712,531
Fidelity Capital Appreciation K Fund*	Mutual fund	841,545	30,480,770
Vanguard Target Retirement 2025 Trust II	Collective trust	1,179,064	29,217,212
Fidelity Managed Income Portfolio II Class 1 Fund*	Stable value fund	27,778,133	28,174,732
Vanguard Target Retirement 2020 Trust II	Collective trust	1,064,066	26,899,585
PIMCO Total Return Fund	Mutual fund	2,373,422	25,371,881
Vanguard Explorer Fund Admiral Shares	Mutual fund	247,812	23,827,147
Vanguard Total International Stock Index Fund	Mutual fund	182,560	20,448,549
Fidelity Capital & Income Fund*	Mutual fund	1,413,694	13,939,018
T. Rowe Price Equity Income Fund	Mutual fund	420,285	13,802,172
Vanguard Target Retirement 2055 Trust II	Collective trust	366,928	12,182,017
Vanguard Target Retirement 2015 Trust II	Collective trust	441,094	11,371,399
Spartan Extended Market Index Fund	Mutual fund	206,040	11,006,664
DFA US Sustainability Core 1*	Mutual fund	707,397	10,971,730
American Funds New Perspective Fund Class R-6	Mutual fund	269,819	10,137,106
Vanguard Target Retirement 2010 Trust II	Collective trust	338,323	8,779,477
American Beacon Small Cap Value Fund	Mutual fund	319,772	8,694,608
Vanguard Target Retirement Income Trust II	Collective trust	107,166	3,017,805
Vanguard Inflation-Protected Securities Fund Admiral Shares	Mutual fund	75,884	1,932,754
Vanguard Total Bond Market Index Fund Signal Shares	Mutual fund	98,537	1,040,549
Vanguard Target Retirement 2060 Trust II	Collective trust	29,583	774,198
Fidelity Money Market Trust Retirement Government Money Market Portfolio*	Mutual fund	80,139	80,139
Vanguard Total International Bond Index Fund Admiral Shares	Mutual fund	439	8,694
Fidelity Retirement Money Market Fund*	Mutual fund	4,021	4,021
Fidelity BrokerageLink	Brokerage account		4,579,745
Participant loans	Interest rates ranging from 4.25% to 10.25% with various maturities		30,989,507
* Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(k) PLAN

Date:	June 20, 2014	By:	/s/ Keith Morrison
Keith Morrison
Chairman, Benefits Administrative Committee
Whole Foods Market, Inc.

Exhibit Index

Exhibit 23.1    Consent of Independent Registered Public Accounting Firm